Exhibit 12

AmerisourceBergen Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,
(in thousands, except ratios)	2016	2015	2014	2013	2012
Determination of earnings:		(As Revised)	(As Revised)	(As Revised)	(As Revised)
Income from continuing operations before income taxes	$1,390,910	$268,964	$669,863	$822,032	$1,214,578
Add:
(Gain) loss on equity investments	(582)	30,833	172	113	380
Fixed charges (excluding capitalized interest)	157,666	123,818	95,760	92,352	108,384
Amortization of capitalized interest	1,676	1,676	1,676	1,635	1,443
Total earnings available for fixed charges	$1,549,670	$425,291	$767,471	$916,132	$1,324,785

Fixed charges:
Interest expense	$144,349	$112,021	$84,475	$81,477	$100,253
Capitalized interest	—	—	—	—	504
Estimated interest portion of rent expense	13,317	11,797	11,285	10,875	8,131
Total fixed charges	$157,666	$123,818	$95,760	$92,352	$108,888
Ratio of earnings to fixed charges [1]	9.8	3.4	8.0	9.9	12.2
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1 For purposes of computing the above ratios:

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Earnings include Warrants expense, a non-cash expense, of $140.3 million, $912.7 million, $422.7 million, and $90.1 million in the fiscal years ended September 30, 2016, 2015, 2014, and 2013, respectively.

•
(Gain) loss on equity investments includes an impairment charge of $30.6 million in fiscal 2015 related to the Company's minority interest in a pharmaceutical wholesaler in Brazil. There was no such impairment charge recorded in the fiscal years ended September 30, 2016, 2014, 2013, and 2012, respectively.